Filed Pursuant to Rule 425 Filing Person: Pinnacle Financial Partners, Inc. Subject Company: Mid-America Bancshares, Inc. Commission File No. 000-52212

2007 East Coast Financial Services Conference Sandler O'Neill & Partners, LLP M. Terry Turner, President and CEO Harold Carpenter, CFO November 12-14, 2007 Continued Growth for Tennessee's Premier Financial Services Franchise

Safe Harbor Statements
Additional Information and Where to Find It
Pinnacle Profile
Pinnacle's Formula for Success
Effective Strategies
Growth Opportunities
Why PNFP?
Vulnerable Regional Bank Competitors
Urban Community Bank Positioning
Focus on Execution
Attractive Valuation
Attractive Valuation (despite Knoxville impact)
Why PNFP?

Forward-Looking Statements Pinnacle Financial Partners, Inc. ("Pinnacle Financial") may from time to time make written or oral statements, including statements contained in this presentation which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect," "anticipate," "intend," "consider," "plan," "believe," "seek," "should," "estimate," and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) the inability of Pinnacle Financial to continue to grow its loan portfolio at historic rates in the Nashville-Davidson- Murfreesboro-Franklin MSA or projected rates in the Knoxville MSA, (iii) increased competition with other financial institutions, (iv) lack of sustained growth in the economy in the Nashville-Davidson-Murfreesboro-Franklin MSA and the Knoxville MSA, (v) rapid fluctuations or unanticipated changes in interest rates, (vi) the inability of Pinnacle Financial to satisfy regulatory requirements for its expansion plans, (vii) the inability of Pinnacle Financial to execute its expansion plans and (viii) changes in the legislative and regulatory environment. Additionally, risk factors exist in connection with Pinnacle Financial's proposed merger with Mid-America Bancshares, Inc. ("Mid-America") including among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies' businesses, (5) the failure of Mid-America's or Pinnacle Financial's shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, and (7) the ability to obtain required governmental approvals of the proposed terms of the merger and anticipated schedule. A more detailed description of these and other risks is contained in Pinnacle Financial's most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and users are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise. Safe Harbor Statements

Additional Information and Where to Find It In connection with the proposed merger, Pinnacle Financial Partners, Inc. and Mid-America Bancshares, Inc. filed a joint proxy statement/prospectus on Form S-4 (Registration No. 333-146128) with the Securities and Exchange Commission ("SEC") on September 17, 2007 (and as amended on October 11, 2007). INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MID-AMERICA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Mid-America Bancshares, Inc., 7651 Highway 70, South, Nashville, TN 37221 Attention: Investor Relations (615) 646-4556. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation The directors and executive officers of Pinnacle and Mid-America may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle's directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 15, 2007, which is available on Pinnacle's web site (www.pnfp.com) and at the address provided above. Information about Mid-America's directors and executive officers is contained in the proxy statement filed by Mid-America with the Securities and Exchange Commission on April 2, 2007 which is available on Mid-America's website (www.mid-americabancsharesinc.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, is contained in the joint proxy statement/prospectus and other relevant material filed with the Securities and Exchange Commission. These documents will be available to investors free of charge on the Securities and Exchange Commission's website at the above address.

Source: Nasdaq, finance. yahoo.com Pinnacle Profile High growth, one-bank holding company Headquartered in Nashville, Tennessee 7 years old Total assets at September 30, 2007 - $2.4 billion Announced the in-market acquisition of $1.1B Mid-America Bancshares on August 15, 2007 Market cap - $29.52 per share (10/29/07) = $459 million

Pinnacle's Formula for Success Effective strategies Growth opportunities in Tennessee's strongest metropolitan markets Vulnerable regional bank competitors Urban community bank positioning Focus on execution

Effective Strategies Focus on small businesses and affluent consumers Provide distinctive service and effective advice Hire a large cadre of experienced bankers Offer a full line of financial services Provide extraordinary convenience

Organic growth in Nashville De novo market extensions in Tennessee Acquisitions in the Nashville MSA Frequently Articulated Expansion Plans Growth Opportunities

Track Record of De Novo Banking Success Nashville (2000), Knoxville (2007) Fastest growing bank in the nation's "class of 2000" 10 de novo branch offices 250 new hires with 24 years average experience FD EPS growth of 39% in 2005 and 2006 Growth Opportunities

Enter Tennessee's other strong metropolitan markets on a de novo basis ? 3. Memphis ? 1. Nashville ? 2. Knoxville Pinnacle's bias for market extensions has been de novo versus acquisition. Criteria for market extensions include: Only launch when PNFP can recruit FAs to build a $500 - $750 million bank in five years Cross breakeven in 12 months Support with additional common stock, as necessary Growth Opportunities

Large, fast growing metropolitan market Attractive competitive landscape Ability to attract large cadre of experienced bankers Meets aggressive growth and profitability targets Pinnacle's unique ability to penetrate the market Opportunity to replicate the Nashville model The Knoxville MSA Growth Opportunities

The Knoxville MSA Multi-year Performance Targets 2007 2008 2009 2010 2011 Associate hiring plan 26 39 51 59 63 Facilities 2 2 4 5 5 Loan growth targets (millions) $ 100 $ 225 $ 375 $ 490 $ 600 Deposit growth targets (millions) $ 62 $ 155 $ 280 $ 365 $ 450 Targeted FD EPS $ (0.08) $ 0.01 $ 0.10 $ 0.23 $ 0.34 Growth Opportunities

Mid-America significantly enhances Pinnacle's existing franchise Scarcity value in a coveted market Strong strategic fit - broader Nashville distribution Growth potential Low execution risk combined with unique operating efficiencies The acquisition is a financially compelling transaction Accretive in the first 12 months to GAAP EPS Conservative cost saving assumptions Revenue synergies exist, but are not required Mid-America - Combination Highlights Growth Opportunities Acquisitions in the Nashville MSA

Approximately 90% stock / 10% cash Fixed number of shares - approx. 6.6 million Fixed cash amount - approx. $21.3 million $1.50 cash plus 0.4655 shares of PNFP common stock $13.37 per share (1) $196.2 million in the aggregate (1)(2) 70% Pinnacle / 30% Mid-America (1) Based on PNFP's closing stock price of $25.49 as of August 14, 2007. (2) Based on 13,934,156 common shares outstanding, 260,000 restricted stock awards which vest upon a change-of-control transaction and 1,205,829 options and stock appreciation rights outstanding with a weighted-average exercise price of $7.98. (3) Based on pro forma common shares outstanding; excludes stock options. Consideration mix Per share consideration Implied transaction price Implied transaction value Pro forma ownership(3) Mid-America - Transaction Summary Growth Opportunities Acquisitions in the Nashville MSA

2nd largest in Tennessee Fast growing metropolitan markets Extremely attractive competitive landscapes Reliable track record for growth and execution Strong asset quality Rapid and sustainable earnings growth Accretive high-growth acquisition in Nashville Attractive valuation Why PNFP?

Pinnacle's expanded franchise is the most attractive bank franchise in one of the most coveted markets in the US Second largest bank headquartered in Tennessee Largest bank headquartered in Nashville Initial entrance into targeted Nashville MSA counties Cheatham Dickson Wilson Scarcity value . . . no remaining Nashville banks share the Pinnacle operating model Mid-America - Scarcity Value in a Coveted Market Growth Opportunities Acquisitions in the Nashville MSA

Mid-America - Scarcity Value in a Coveted Market 2001 2002 2003 2004 2005 2006 YTD 07 PrimeTrust 2.521 76.023 154.102 226.486 301.878 Bank of the South 55.587 104.576 151.723 193.595 262.981 Mid-America 686.69 764.69 CAGR = 63.4% Mid-America's Net Loan Growth $ Millions Note: 5-year CAGR: 2001 - 2006. Source: SNL Financial, Mid-America Bancshares, Inc. SEC filings. Growth Opportunities Acquisitions in the Nashville MSA

Pinnacle Offices PrimeTrust Offices Bank of the South Offices Planned closure Growth Opportunities Acquisitions in the Nashville MSA Resulting Distribution

(1) For the period 2006-2011. (2) Demographic statistics calculated using the weighted average of deposits by county for all counties where PNFP and Mid-America have a presence. (3) Peer group average. The demographic statistics for each company in the peer group are calculated using the weighted average of deposits by county. Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, WCBO. Source: SNL Financial. Expanded Growth Potential Growth Opportunities Acquisitions in the Nashville MSA Pinnacle's Franchise - Projected Population Growth (1) Pinnacle's Franchise - Projected Median HHI Growth (1) 9.31% 12.56% 6.07% 6.26% 12.67% 9.17% 3.49% 6.77% 22.44% 11.50% 19.95% 13.46% 10.59% 12.67% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% Bedford County Cheatham County Davidson County Dickson County Rutherford County Sumner County Williamson County Wilson County Nashville MSA Knoxville MSA Tennessee U.S. Avg. PNFP - Pro Forma(2) Peer Group(3)

Mid-America - Low Execution Risk Unrealized cost saves from MOE that formed Mid-America Due diligence completed with specific saves identified Common systems provider for all 3 banks Strong cultural fit Three Mid-America directors will join the Pinnacle board Mid-America management bound by multi-year non-competes Retention bonus pool for 100% of Mid-America associates Mid-America possesses unique financial attributes and low execution risk Acquisitions in the Nashville MSA Growth Opportunities

Mid-America - Pro Forma Financial Impact (1) Based on consensus analyst estimates for FY 2008; per SNL Financial. (2) Based on results of PNFP's internal merger analysis - August 15, 2007. Summary EPS Accretion Growth Opportunities Acquisitions in the Nashville MSA

Potential Other Synergies (not included in financial modeling) Provide Treasury Management services to Mid-America customers Provide Merchant Services to Mid-America customers Various retail pricing initiatives Space / lease utilization Mid-America - Pro Forma Impact Growth Opportunities Acquisitions in the Nashville MSA

Creates scarcity value in a coveted market Strategically accelerates Pinnacle's Nashville distribution Enhances Pinnacle's rapid growth potential Has relatively low execution risk Is accretive to GAAP EPS in the first 12 months Offers additional revenue synergies that are not required Pinnacle's acquisition of Mid- America Growth Opportunities Acquisitions in the Nashville MSA

Source: FDIC 6/07 Deposit Market Share Trends in the Nashville MSA 1999 2000 2001 2002 2003 2004 2005 2006 2007 70.51 67.04 64.82 62.98 61.79 59.04 58.16 54.02 48.86 Top 3 banks in Nashville are Regions, SunTrust and Bank of America Aggregate Market Share Aggregate market share for the big 3 in Nashville MSA has declined almost 16% in the last 8 years. Vulnerable Regional Bank Competitors Nashville

Note: Dollar values in millions. Source: SNL Financial; FDIC deposit data as of June 30, 2007. Vulnerable Regional Bank Competitors Nashville

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 66.62 65.74 63.95 63.34 61.91 60.42 61.21 60.33 59.37 57.63 56.71 Aggregate Market Share Source: FDIC - 6/07 Top 3 banks in Knoxville are First Horizon, Regions and SunTrust Deposit Market Share Trends in the Knoxville MSA Aggregate market share for the big 3 in Knoxville MSA has declined almost 10% in the last 10 years. Vulnerable Regional Bank Competitors Knoxville

Note: Dollar values in millions. Source: SNL Financial; FDIC deposit data as of June 30, 2007. Vulnerable Regional Bank Competitors Knoxville

Urban Community Bank Positioning Long-term experience in Tennessee's urban markets Sophisticated products (only available at regional banks) Treasury management Wealth management Distinctive service (only available at community banks) Experienced associates Courier deposit pickup Free ATM usage worldwide Ability to win in the core county of the MSA

Associate engagement Exceeds Gallup's 75th percentile 90 % retention rate Client engagement - "Better than Competitors" 5 year asset CAGR - 51% Net charge off ratio - 0.06% 5 year EPS CAGR - 70% Focus on Execution

Attractive Valuation Recent Pullback Provides Great Entry Point

Attractive Valuation (despite Knoxville impact) High Growth Peer Group Comparisons Company Total assets at September 30, 2007 (billions) Tangible Book Value per share at Sept. 30 Closing Price on Oct. 29, 2007 Oct. 29, 2007 Close to Tangible BV FD EPS CAGR for two year period ended Dec. 2007 Oct. 29, 2007 Close to 2007 Projected EPS (P/E) PE Ratio to Growth (PEG) Bancorp, Inc. $1.47 $10.99 $18.39 167% 51.4% 16.7 0.33 Cardinal Financial Corporation $1.68 $5.82 $9.91 170% -27.7% 43.1 NM Cascade Bancorp $2.40 $6.00 $19.15 319% 16.2% 13.8 0.85 City Bank $1.18 $13.82 $23.92 173% -11.1% 9.1 NM Enterprise Financial Services Corp $1.83 $8.65 $22.74 263% 17.1% 15.8 0.92 Fidelity Southern Corporation $1.66 $10.62 $12.85 121% -9.4% 14.0 NM Frontier Financial Corporation $3.58 $8.11 $22.57 278% 18.9% 13.2 0.70 PrivateBancorp, Inc. $4.50 $10.10 $27.65 274% 4.7% 17.3 3.69 Renasant Corporation $3.58 $9.32 $23.72 255% 3.2% 14.5 4.53 Seacoast Banking Corporation of Florida $2.32 $8.22 $15.03 183% -19.2% 18.6 NM Sterling Bancshares, Inc. $4.44 $3.84 $11.93 311% 18.2% 16.1 0.89 Texas Capital Bancshares, Inc. $4.08 $10.53 $21.97 209% 11.6% 17.3 1.49 Vineyard National Bancorp $2.48 $9.56 $14.60 153% 4.1% 7.5 1.83 Virginia Commerce Bancorp, Inc. $2.23 $6.75 $14.51 215% 16.9% 13.4 0.79 West Coast Bancorp $2.65 $13.03 $27.99 215% 14.7% 13.7 0.93 Western Alliance Bancorporation $5.00 $9.38 $22.47 240% 4.3% 16.6 3.83 MEDIANS $2.44 215% 8.1% 15.1 0.93 Pinnacle $2.37 $9.68 $29.35 303% 27.9% 21.1 0.76 Source: SNL

2nd largest in Tennessee Fast growing metropolitan markets Extremely attractive competitive landscapes Reliable track record for growth and execution Strong asset quality Rapid and sustainable earnings growth Accretive high-growth acquisition in Nashville Attractive valuation Why PNFP?